SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X           Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                 No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.)

CNH GLOBAL N.V.
Form 6-K for the month of November 2007
List of Exhibits:
1.	New Release entitled, “Case Construction Equipment CEO Discusses Free Trade with President Bush”
2.	News Release entitled, “New Holland Agricultural Equipment Supports Use of 100% Biodiesel”

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com
Case Construction Equipment CEO Discusses Free Trade
with President Bush
RACINE, Wis. (Nov. 8, 2007) — CEO and President of Case Construction Equipment Inc. Jim McCullough met with U.S. President George W. Bush to discuss free trade issues at this week’s White House forum on international trade and investment. McCullough was invited to represent the off-highway equipment manufacturing industry to discuss economic policies that fully capitalize on free trade opportunities. McCullough was joined by other CEOs, business leaders and trade organization representatives.
Also in attendance at the forum were Hank Paulson, Secretary of the Treasury, and U.S. Trade Representative Ambassador Sue Schwab, who serves as the President’s principal trade advisor, negotiator and spokesperson on trade issues, and is responsible for opening up markets for U.S. goods and services.
“Free trade is an important topic,” said McCullough, “not only for Case employees in the States — where international trade benefits the U.S. economy and maintains jobs — but for all employees working throughout the many countries where our dealers and customers work to build the world.”
The parent company of Case Construction Equipment, CNH Global, has 39 manufacturing locations, 26 R&D centers and 17 joint ventures throughout the world. More than 25,000 employees and 11,000 distributors support customers in 160 countries where it operates.
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Page Two / Case CEO Discusses Free Trade with President Bush
At the conclusion of his address, President Bush urged the members of the forum to “take up the cause of free trade” with their employees. To educate CNH employees and their families on the importance of free trade, CNH Global has developed a Web site, www.cnhtrade.com, that provides helpful information in an interactive, user-friendly format.
McCullough, who joined Case in 1990, was appointed CEO and president of Case Construction Equipment in September 2005, having previously served as president, construction equipment-North America, since June 2003.

Case Construction Equipment Inc. sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).
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FOR IMMEDIATE RELEASE
For more information, contact:
Gene H. Hemphill, Industry Affairs Manager
Phone: (717) 475-2152
gene.hemphill@newholland.com
www.newholland.com/na
New Holland Agricultural Equipment Supports
Use of 100% Biodiesel
NEW HOLLAND, Pa. (NOV. 8, 2007) — New Holland Agricultural Equipment today announced it supports the use of B100 biodiesel in all equipment with New Holland-manufactured diesel engines, including electronic injection engines with common rail technology. The announcement consolidates New Holland’s leading position on biodiesel, ensuring its customers have the widest and most comprehensive choice of biodiesel-supported machinery on the market.
Overall, nearly 80% of New Holland-branded products with diesel engines are now available to operate on B100 biodiesel. New Holland has also asked other suppliers of diesel engines used in New Holland-branded products to test and approve higher levels of biodiesel.
In addition to extensive testing and development within the company, New Holland has been involved in an ongoing research project in collaboration with Penn State University’s College of Agricultural Sciences to put B100 to the test under real-life conditions. Penn State’s College of Agricultural Sciences is operating new, unmodified New Holland tractors on B100 biodiesel on their 1,500-acre research farm to find out what diesel equipment owners can expect to experience when they use B100. After nearly two years of use, the tractors have performed with no adverse effects in performance or maintenance, according to Glen Cauffman, the university’s manager of farm operations and services.
Paul Trella, New Holland Director of Product Marketing for Under-100 HP Tractors, said that by supporting B100 use, New Holland is making a leap forward in its commitment to renewable energy. “We are committed to providing equipment that is compliant with biodiesel use, and to providing top-rate biodiesel support for our customers. As the use of biodiesel continues to gain greater acceptance and the infrastructure for providing a quality product to consumers expands, New Holland equipment is ready,” Trella said.
Trella stressed it is essential to use high-quality biodiesel produced to ASTM D6751 standards from a reputable supplier who can offer consistent fuel quality to ensure optimum performance and engine durability. It is imperative that consumers use nothing less than this quality. With the use of approved fuels, it is also essential that biodiesel be used in strict compliance with proper handling, storage and maintenance requirements to maintain the integrity of the fuel.
Details of the models that can run on B100, as well as New Holland’s requirements and recommendations to do so safely, are available from New Holland dealers or on the New Holland Web site at www.newholland.com/na.
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New Holland Agricultural Equipment is a world leader in agricultural, utility and construction equipment. New Holland sells and services an innovative and diverse line of agricultural and utility equipment, including a full line of tractors as well as hay and forage equipment, harvesting, crop production and material handling equipment.
Sales, parts and service are provided to customers by New Holland dealers throughout the United States and Canada. There are more than 1,100 New Holland dealerships located throughout North America. New Holland Agricultural Equipment is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

November 8, 2007